UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)*

Circle Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

17256L108
(CUSIP Number)

Rochford Living Trust Lloyd Rochford, Trustee 14 Strauss Terrace Rancho Mirage, CA 92270 (760) 346-5961
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 23, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	17256L108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Rochford Living Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
California, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares
	8	SHARED VOTING POWER
1,100,000 shares
	9	SOLE DISPOSITIVE POWER
0 shares
	10	SHARED DISPOSITIVE POWER
1,100,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,100,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
71.9%
14	TYPE OF REPORTING PERSON (See Instructions)
OO

CUSIP No.	17256L108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Lloyd Rochford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
California, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares
	8	SHARED VOTING POWER
1,100,000 shares
	9	SOLE DISPOSITIVE POWER
0 shares
	10	SHARED DISPOSITIVE POWER
1,100,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,100,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
71.9%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1.Security and Issuer

The Class of securities to which this statement relates is the common stock, par value $0.001 per share (the “Common Stock”) of Circle Energy, Inc., a Nevada corporation (the “Company”). The principal executive offices of the Corporation are located at 8211 E Regal Place, Tulsa, OK 74133.

Item 2.Identity and Background

(a)This statement is being filed by the Rochford Living Trust (the “Trust”) and Lloyd Rochford (“Mr. Rochford”) as Trustee.

(b) Mr. Rochford resides at 14 Strauss Terrace Rancho Mirage, CA 92270.

(c)Mr. Rochford is the current Chief Executive Officer of the Company with its principal place of business at 8211 E Regal Place, Tulsa, OK 74133.

(d)During the last five years, Mr. Rochford has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)During the last five years, Mr. Rochford has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)The Trust was organized in the State of California and Mr. Rochford is a citizen of the United States of America.

Item 3.Source and Amount of Funds or Other Considerations

The aggregate purchase price of the 1,100,000 shares of Common Stock beneficially owned by the Trust was $220,000, which was funded by the Trust. No part of the purchase price represents borrowed funds.

Item 4.Purpose of Transaction

The Trust acquired the shares of Common Stock as a founder of the Company. Mr. Rochford is currently the CEO, on the Company’s board of directors and currently owns, through the Trust, a controlling block of stock in the Company.

As CEO and member of the Company’s board of directors, Mr. Rochford is part of discussions, from time to time, involving (a) through (j) of Item 4 with the Company.

However, neither Mr. Rochford, nor the Trust has any specific present plans or proposals which would result in:

(a) the acquisition by any person of additional securities or the disposition of securities of the Corporation;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Corporation or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries;

(d) any change in the present Board of Directors or management of the Corporation, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) any material change in the present capitalization or dividend policy of the Corporation;

(f) any other material change in the Corporation’s business or corporate structure;

(g) changes in the Corporation’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person;

(h) causing a class of securities of the Corporation to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Corporation becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

Item 5.Interest in Securities of the Issuer

(a)As of the date of this report, the Trust beneficially owns 1,100,000 shares of the Common Stock of the Company, representing 71.9% of the Company’s issued and outstanding shares. (Calculated based on information included in the Form 10-Q for the period ended June 30, 2023, filed with the SEC on August 14, 2023, which reported 1,530,000 shares of common stock outstanding as of August 14, 2023.)

(b)The Trust has sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of all 1,100,000 shares of Common Stock under this report.

(c) No transactions in the Common Stock were effected during the past sixty days, by the Trust, or, to the best of the Trust’s knowledge, by any other reporting person named in response to Item 2, if any.

(d) To the best knowledge of the Trust, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the procedes from the sale of, the Shares

(e) Not applicable

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Neither the Trust, nor to the best of Trustee’s knowledge, none of the other persons named in response to item 2, if any, has any contract, arrangement understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company.

Item 7.Material to Be Filed as Exhibits

Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 23, 2023
Dated

ROCHFORD LIVING TRUST

/s/ Lloyd Rochford
Signature

Lloyd Rochford - Trustee
Name/Title

August 23, 2023
Dated
/s/ Lloyd Rochford
Signature

Lloyd Rochford - Individual

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).